FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  3 April, 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director Declaration sent to the London Stock Exchange on 3 April, 2003




          DAVID McGLADE, KENT THEXTON, RUDOLF GROEGER AND DAVID ARCULUS -
                      DISCLOSURE OF DIRECTOR'S DETAILS


mmO2 plc announced on 1 April 2003 that Messrs David McGlade, Kent Thexton and Rudolf Groeger were appointed to the mmO2 plc Board as additional Executive Directors and that David Arculus was appointed an additional Non-Executive Director.

The following notification is provided as per Paragraphs 16.4 and 16.5 of Chapter 16 of the UKLA Listing Rules and the obligation to notify Directors share interests.

David McGlade

16.4 (a)    None

16.4 (b)    None


Mr McGlade's share interests in mmO2 plc as at the date of appointment were as follows:

  - 331,366 ordinary shares
  - 413 ADRs (where 1 ADR equals 10 ordinary shares)
  - An option over 122,059 ADRs under the mmO2 Share Option Plan granted on 23 November 2001 at $11.873 per share (where 1 ADR equals 10 ordinary shares)
  - An award over 38,579 ADRs under the mmO2 Restricted Share Plan granted on 23 November 2001 (where 1 ADR equals 10 ordinary shares)
  - An option over 113,440 ADRs under the mmO2 Legacy Option Scheme granted on 20 December 2001 at $23.243 per ADR (where 1 ADR equals 10 ordinary shares)
  - An option over 2,184,782 shares under the mmO2 Share Option Plan granted on 25 July 2002 at 46p per share
  - An option over 21,477 shares under the mmO2 Sharesave Plan granted on 20 December 2002 at 44p per share


Kent Thexton

16.4 (a)      None

16.4. (b)     None


Mr Thexton's share interests in mmO2 plc as at the date of appointment were as follows:

  - 564,395 ordinary shares in mmO2 plc
  - An option over 1,034,482 shares under the mmO2 Share Option Plan granted on 23 November 2001 at 87p per share
  - An option over 208,369 shares under the mmO2 Legacy Option Scheme granted on 20 December 2001 at GBP1.68 per share
  - An option over 36,075 shares under the mmO2 Legacy Option Scheme granted on 20 December 2001 at GBP2.29 per share
  - An option over 244,678 shares under the mmO2 Legacy Option Scheme granted on 20 December 2001 at GBP2.07 per share
  - An option over 12,978 shares under the mmO2 Sharesave Plan granted on 21 December 2001 at 73.2p per share
  - An option over 1,956,521 shares under the mmO2 Share Option Plan granted on 25 July 2002 at 46p per share

Rudolf Groeger

16.4 (a)      None

16.4 (b)      None


Mr Groeger's share interests in mmO2 plc as at the date of appointment were as follows:

  - An option over 625,168 shares under the mmO2 Share Option Plan granted on 23 November 2001 at 87p per share
  - An award over 156,592 shares under the mmO2 Restricted Share Plan awarded on 23 November 2001
  - An option over 1,763,373 shares under the mmO2 Share Option Plan granted on 25 July 2002 at 46p per share

Both Mr McGlade and Mr Groeger also have a non-beneficial interest each in 5,824,695 shares held by Computershare Trustees (C.I.) Limited as Trustee of the mmO2 Restricted Share Plan.

David Arculus

16.4 (a)      None

16.4 (b)      None



At the date of his appointment, Mr D Arculus held no share interests in mmO2 plc.

Should you require any further information please contact:



Robert Harwood
Assistant Secretary
mmO2  plc

Telephone: 01753 628200




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 3 April, 2003                        By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary